
06064951

2006
ANNUAL REPORT


DEC 2 6 2006
1086

1975  *2007*

32nd Anniversary


PROCESSED
JAN 0 3 2006
THOMSON
FINANCIAL

Pismo Coast Village, Inc.

165 S. Dolliver St., Pismo Beach, CA 93449
1-888-RV-BEACH
www.pismocoastvillage.com
rv@pismocoastvillage.com

TABLE OF CONTENTS

PRESIDENT'S ANNUAL REPORT

by Jerald Pettibone

It seems, in a way, that my report to you, our shareholders, must be repetitive, but it is a very positive report once again. We completed another very successful year, a record holder in some areas. The resort is in very good condition, both physically and fiscally. Our profit margin will enable the resort to be improved with our planned projects and we will not have to use outside financing, a very positive position to be in.

Overall occupancy was up 1.7% over last year, which demonstrated the desire of Rvers to travel despite the price of fuel. The General Store, RV Repair and RV storage collective revenues were up 10% over the previous year. This increase signified the ancillary departments continue to contribute to the financial growth of the Company.

The operational highlight of the year was purchasing two properties and securing a long term lease, all for RV storage. Demand for storage continues to be strong and is a tremendous benefit to the Company. The purchase of 8.2 acres and lease of four acres will raise our storage capacity from 1,200 to approximately 1,800 units. The excitement over the acquisitions offset our disappointment due to the Coastal Commission's denial of our permit to develop RV storage on property purchased in 2003.

Our excellent and dedicated staff once again performed in their very professional way. The many positive comments received from shareholders and our guests earn a very hearty thank you to them all.

We have complied in all ways to the many new regulations that have been enacted since the many problems that occurred due to the business failures (such as Enron) nationally. Your investment in Pismo Coast Village remains secure.

We lost longtime Board member Howard Allard of Sacramento this year, after a courageous battle with leukemia. Howard served on the Board for twenty-six years, including three years as President. His contributions to the success of Pismo Coast Village were many over the years, and his calm and thoughtful presence will be greatly missed.

I cannot emphasize enough the work your Board does. They are all very dedicated and professional people, on par with any Fortune 500 company and a tremendous asset to this corporation. It has been my good fortune to be able to work with people of this caliber. My thanks to them all.

To you shareholders, my thanks also for your great comments and appreciation expressed during the year. I know I share this feeling with the entire Board and the many members of our staff. Thank you for your support.

Pismo Coast Village continues the tradition of making memories and offering quality outdoor family recreation.

OFFICERS
BOARD OF DIRECTORS



JERALD PETTIBONE
President



GLENN HICKMAN
Executive Vice President


PISMO COAST VILLAGE RV RESORT



KURT BRITTAIN
Vice President - Secretary



JACK WILLIAMS
Vice President - Finance
Chief Financial Officer



RONALD NUNLIST
Vice President - Policy

DIRECTORS
BOARD OF DIRECTORS


Howard Allard


Louis Benedict


Nancy Brady


Harry Buchaklian


Douglas Eudaly


Ed Figueroa


William Fischer


PISMO COAST VILLAGE RV RESORT


Norman Gould


R. Elaine Harris


Dennis Hearne


Terris Hughes


George Pappi, Jr.


Gary Willems


Charles Zahka

MANAGEMENT STAFF



JAY JAMISON
Chief Operating Officer/
General Manager/
Asst. Corp. Secretary

JAY JAMISON has been employed by the Company since June 1997 as General Manager and serves as Assistant Corporate Secretary. In May 2005, the Board changed his title to Chief Operating Officer/General Manager. He has a B. S. degree in Agricultural Management from Cal Poly San Luis Obispo, graduating in 1976. Mr. Jamison was raised on his family's guest ranch, Rancho Oso, in Santa Barbara County, which included a recreational vehicle park, resident summer camp, equestrian facilities and numerous resort amenities. He worked on the ranch throughout his childhood and after college. The family business was sold in 1983, at which time Mr. Jamison was hired by Thousand Trails, Inc., a private membership resort, as a Resort Operations Manager. His last ten years at Thousand Trails were spent managing a 200-acre, 518-site, full-service resort near Hollister, California. He also managed Thousand Trails resorts in Acton and Idyllwild in Southern California. Prior to his employment with the Company, Mr. Jamison was a General Manager with Skycrest Enterprises in Redding and managed Sugarloaf Marina and Resort on Lake Shasta in Northern California between January 1995 and June 1997. He is a member of the Resort and Commercial Recreation Association and is also a member of the American Quarter Horse Association. Mr. Jamison was appointed to and has served as a commissioner on the Pismo Beach Conference and Visitors Bureau since February 1998, and since August 1999 has served as Chair. At the National Association of RV Parks and Campground's Annual Convention in November 1999, Mr. Jamison was appointed to the ARVC Board of Directors representing the ten western states. At the 2001 Annual Convention, he was elected Treasurer of the National Association, a position he held until he termed out December 2005. In June of 2002, Mr. Jamison was installed as a Director on the Board for the San Luis Obispo County Chapter of the American Red Cross, and in June 2006 was elected Board Chairman. In February 2006, Mr. Jamison was elected to serve as a commissioner on the California Travel and Tourism Commission, which markets California to potential domestic and international visitors.



CHARLES AMIAN
Operations Manager/
Guest Services Manager

CHARLES AMIAN has held the position of Operations/Guest Services Manager since June 1995. He began his career with PCV in June 1984 in the Maintenance Department, and has held various positions within the company, including Reservations Supervisor and Store Supervisor. At the California Travel Parks Association Annual Convention in March 2001, he was elected Board President and served two successful terms. At the 2002 National Association of RV Parks and Campground's Annual Convention, he was appointed to chair the State President's meeting. Mr. Amian served nine years on the CTPA Board of Directors, and is a Past President. He is a lifetime-designated Certified Park Operator. He serves as Chair of the Board of Trustees of Rec Pac (a California Recreation Political Action Committee formed to help protect, preserve, and further recreation interests in California), and is serving a ninth term as a trustee.

Statements in this Annual Report on Form 10-KSB which express the "Belief," "Anticipation," "Intention" or "Expectation," as well as other statements which are not historical fact, and statements as to business opportunities, market conditions, and operating performance insofar as they may apply prospectively, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties that could cause actual results to differ materially from those projected.

Pismo Coast Village, Inc. operates as a 400 space recreational vehicle resort. The Corporation includes additional business operations to provide its users with a full range of services expected of a recreational resort. These services include a store, video arcade, Laundromat, recreational vehicle repair, RV parts shop and an RV storage operation.

The Corporation is authorized to issue 1,800 shares, of one class, all with equal voting rights and all being without par value. Transfers of shares are restricted by Company bylaws. One such restriction is that transferees must acquire shares with intent to hold the same for the purpose of enjoying camping rights and other benefits to which a shareholder is entitled. Each share of stock is intended to provide the shareholder with the opportunity for 45 days of free site use per year. However, if the Corporation is unable to generate sufficient funds from the public, the Company may be required to charge shareholders for services.

Management is charged with the task of developing sufficient funds to operate the Resort through site sales to general public guests by allocating a minimum of 175 sites to general public use and allocating a maximum of 225 sites for shareholder free use. The other service centers are expected to generate sufficient revenue to support themselves and/or produce a profit.

Certain information included herein contains statements that may be considered forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, such as statements relating to anticipated expenses, capital spending and financing sources. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made herein. These risks and uncertainties include, but are not limited to, those relating to competitive industry conditions, California tourism and weather conditions, dependence on existing management, leverage and debt service, the regulation of the recreational vehicle industry, domestic or global economic conditions and changes in federal or state tax laws or the administration of such laws.

CURRENT OPERATING PLANS

The Board of Directors continues its previously established policy by adopting a stringent conservative budget for Fiscal Year 2007, which projects a positive cash flow of approximately $994,769 from operations. While the Company projects a positive cash flow, this cannot be assured for Fiscal Year 2007.

Capital expenditures planned for 2007 include the continued enhancement of RV sites and services, expansion of the General Store, pool restroom renovation, the installation of a pedestrian gate on the north side of the resort, and a tow truck to move stored RV units. These investments are projected to be approximately $625,000, some of which can be deferred, if necessary. These proposed capital improvements will be funded from cash from operations, from existing working capital, and, if necessary, from financing obtained by the Company. Thus, budgeted cash flow for the year is expected to be within the Company's capabilities based on its present working capital position. These capital expenditures are expected to increase the Resort's value to its shareholders and the general public.

FINANCIAL CONDITION

The business of the Company is seasonal and is concentrated on prime days of the year which are defined as follows: President's Day Weekend, Easter week, Memorial Day Weekend, summer vacation months, Labor Day, Thanksgiving Weekend, and Christmas vacation. There are no known trends which affect business or affect revenue.

The Company develops its income from two sources: (a) Resort Operations, consisting of revenues generated from RV site rentals, from RV storage space operations, and from lease revenues from Laundromat and arcade operations by third party lessees; and (b) Retail Operations, consisting of revenues from general store operations and from RV parts and service operations.

Adhering to the Company's philosophy to aggressively reduce debt, the outstanding loan balance was eliminated in July 2005. With the purchase of a new storage property in February 2006 in Arroyo Grande, the Company secured permanent financing. The loan was refinanced in April 2006 and consolidated with a note for the purchase of another storage lot in Oceano. The Company continues its policy to adopt conservative budgets with managed capital outlays.

The Company has arranged a $500,000 line of credit that is currently not drawn on. Besides the financing referenced in the previous paragraph, the Company has no other liabilities to creditors other than current accounts payable arising from its normal day-to-day operations and advance Resort rental reservation deposits, none of which are in arrears.

LIQUIDITY

The Company's policy is to use its ability to generate operating cash flow to meet its expected future needs for internal growth. The Company has continued to maintain sufficient cash so as to not require the use of a short-term line of credit during the off-season period, and the Company expects to be able to do so (although no assurance of continued cash flow can be given).

Net cash provided by operating activities totaled $1,021,757 in 2006, compared to $643,315 in 2005. This increase is primarily a result of increased net income, decreased prepaid income taxes, a decrease in inventory, and an increase in rental deposits.

During Fiscal Year 2006, cash investments of $3,413,375 included complete renovation of thirty-nine RV sites, the purchase of two properties to use for RV storage, and the improvement of a leased property to accommodate RV storage. As of September 30, 2006, the Company carried a debt of $2,163,973 as a result of acquiring the two properties. During Fiscal Year 2005, cash investments of $386,523 included complete renovation of fifty-nine RV sites, road paving, and computer equipment.

The Company has continued to maintain sufficient cash from operations to not require the addition of long-term debt. However, with the purchase of the new RV storage properties in 2006, long-term financing was acquired from a lending institution. With the possibility of requiring additional funds for planned capital improvements and the winter season, the Company maintains a $500,000 line of credit to insure funds will be available if required. In anticipation of future large projects, the Board of Directors has instructed management to build operational cash balances.

Fiscal Year 2006's current ratio (current assets to current liabilities) of 1.98 decreased from Fiscal Year 2005's current ratio of 2.20. The decrease in current ratio is the result of decreased cash and cash equivalents due to investments in property, and an increase in rental deposits and accrued vacation.

Working Capital decreased to $886,607 at the end of Fiscal Year 2006 compared with $932,869 at year end Fiscal Year 2005. This decrease is primarily a result of cash deposits made on storage property purchased during the year.

CAPITAL RESOURCES AND PLANNED EXPENDITURES
The Company plans capital expenditures of $625,000 in Fiscal Year 2007 to further enhance the Resort facilities and services, renovate thirty-four campsites, renovate the Cabana restrooms, expand the General Store, install a pedestrian gate on the resort's north side, and purchase a new tow vehicle. Funding for these projects is expected to be from normal operating cash flows and, if necessary, supplemented with outside financing. These capital expenditures are expected to increase the Resort's value to its shareholders and the general public.

RESULTS OF OPERATIONS

YEAR TO YEAR COMPARISON

INCOME: Increased over the prior fiscal year ended September 30, 2005, by $295,037, or 6.3%.

INCOME BY SEGMENT

	2006	2005
OCCUPANCY		
% of Shareholder Site Use	22.5%	22.6%
% of Paid Site Rental	50.0%	48.9%
% Total Site Occupancy	72.8%	71.6%
% of Storage Rental	83.0%	99.7%
Average Paid Site	$39.84	$39.12
RESORT OPERATIONS		
Site Rental	$2,929,200	$2,795,475
Storage Operations	829,682	718,178
Support Operations	160,783	170,312
Total	3,919,635	3,683,965
RETAIL OPERATIONS		
Store	693,029	663,820
RV Repair/Parts Store	358,646	330,104
Total	1,051,675	993,924
INTEREST INCOME	14,797	13,181
OTHER INCOME	-0-	-0-
TOTAL INCOME	$4,986,107	$4,691,070

Occupancy rates on the previous table are calculated based on the quantity occupied as compared to the total sites available for occupancy (i.e., total occupied to number of total available). Average paid site is based on site revenue and paid sites. Resort support operations include revenues received from the arcade, Laundromat, recreational activities, and other less significant sources.

2006 COMPARED WITH 2005

Resort operations income increased $235,670, or 6.4%, primarily due to a $133,725, or 4.8%, increase in site revenue. In addition, the Resort realized an increase of $111,504, or 15.5%, in RV storage and spotting activity. The increased income is a reflection of a 1.7% increase in paid site occupancy, and additional storage availability in conjunction with a rate increase effective April 1, 2006. Occupancy projections continue to look strong as the local region enjoys mild weather and an ongoing positive trend of outdoor recreation and camping.

Retail operations income increased $57,751, or 5.8%, due to a $29,208, or 4.4%, increase in General Store sales and $28,542, or 8.6%, increase in the RV Service operation. These increases are a result of management's continuing program to increase retail, from increased occupancy, efforts to stock more appropriate items, more effectively merchandise, and pay greater attention to customer service.

Interest Income increased 12.2% to $14,797 over the previous year as a result of current financial institution trends of improved interest rates, and increased cash and cash equivalents throughout most of the year. Reserves are maintained in preparation for capital expenditure projects to improve the Resort's facilities and services.

Operating Expenses increased $164,351, or 5.4%, as a result of payroll and associated expenses, landscaping, insurance, credit card processing, utilities, vehicle operation and maintenance, advertizing, and storage lot maintenance. Maintaining the conservative approach, most expense items were managed well below Plan and in many categories below the previous year. The Board of Directors has directed management to continue maintenance projects as needed to provide a first class resort for campers using recreational vehicles.

Depreciation Expense decreased 13.6% due to certain assets reaching the end of their depreciable life and the 2006 capital expenditure items will receive depreciation benefit over a longer period.

Interest Expense increased from $34,296 in Fiscal Year 2005 to $114,648 in 2006. This increase was due to financing the new RV storage properties through a local lending institution.

Income before provision for income taxes of $817,451, a 12.6% increase above last year, is reflective of the Company's current pricing policies and continuing efforts to maximize Resort services and value. This figure also represents management's effort to control expenses.

Net income of $451,251 for Fiscal Year 2006, was an increase of $61,567, or 15.8%, over a net income of $389,684 the previous year. This increase in net income is a reflection of positive business performance in 2006.

INFLATION has not had a significant impact on our profit position. The Company has increased rates which have more than compensated for the rate of inflation.

FUTURE OPERATING RESULTS could be unfavorably impacted to the extent that changing prices result in lower discretionary income for customers and/or increased transportation costs to the Resort. In addition, increasing prices affects operations and liquidity by raising the replacement cost of property and equipment.

FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS:
A number of factors, many of which are common to the lodging industry and beyond management's control, could affect the Company, including the following:

* increased gas prices;

* increased competition from other resorts in our market;

* increases in operating costs due to inflation, labor costs, workers' compensation and healthcare related costs, utility costs, insurance and unanticipated costs such as acts of nature and their consequences and other factors that may not be offset by increased rates;

* changes in interest rates and in the availability, cost and terms of debt financing;

* changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

* adverse effects of market conditions, which may diminish the desire for leisure travel; and

* adverse effects of a downturn in the leisure industry.

The leisure and travel business is seasonal and seasonal variations in revenue can be expected to cause quarterly fluctuations in resort revenue.

Resort revenue is generally highest in the third and fourth quarters. Quarterly revenue also may be harmed by events beyond management's control, such as extreme weather conditions, terrorist attacks or alerts, contagious diseases, economic factors and other considerations affecting travel. To the extent that cash flow from operations is insufficient during any quarter due to temporary or seasonal fluctuations in revenue, the Company has to rely on a short-term line of credit for operations.

In the recent past, events beyond management's control, including an economic slowdown and terrorism, harmed the operating performance of the leisure industry generally, and if these or similar events occur again, the Company's operating and financial results may be harmed by declines in average daily rates or occupancy.

The performance of the resort industry has traditionally been closely linked with the performance of the general economy and, specifically, growth in United States gross domestic product. In periods of economic difficulties, leisure travelers may seek to reduce travel costs by limiting travel or seeking to reduce costs on their trips. In addition, the terrorist attacks of September 11, 2001, had a dramatic adverse effect on leisure travel. Future terrorist activities could have a similarly harmful effect on both the industry and the Company.

As of December 31, 2005, the Company had approximately $2.2 million of outstanding debt, and carrying such debt may harm the Company's financial flexibility or harm the business and financial results by imposing requirements on the business.

Carrying the outstanding debt may harm the Company's business and financial results by:

* requiring the Company to use a substantial portion of funds from operations to make required payments on principal and interest, which will reduce the amount of cash available for operations and capital expenditures, future business opportunities and other purposes;

* making the Company more vulnerable to economic and industry downturns and reducing the flexibility in responding to changing business and economic conditions;

* limiting the Company's ability to borrow more money for operations, capital expenditures or to finance acquisitions in the future; and

* requiring the Company to sell one or more properties, possibly on disadvantageous terms, in order to make required payments of interest and principal.

The resort has a need for ongoing renovations and potentially significant capital expenditures in connection with improvements, and the costs of such renovations or improvements may exceed the Company's expectations.

Occupancy and the rates being charged are often affected by the maintenance and capital improvements at a resort, especially in the event that the maintenance or improvements are not completed on schedule, or if the improvements result in the closure of the General Store or a significant number of sites. The cost of necessary capital expenditures could harm the Company's financial condition and reduce amounts available for operations. These capital improvements may also give rise to additional risks including:

* construction cost overruns and delays;

* a possible shortage of available cash to fund capital improvements and the related possibility that financing of these expenditures may not be available on favorable terms;

* uncertainties as to market demand or a loss of market demand after capital improvements have begun;

* disruption in service and site availability causing reduced demand, occupancy, and rates; and

* possible environmental issues.

The Company relies on the executive officers, the loss of whom could significantly harm the business.

The Company's continued success will depend to a significant extent on the efforts and abilities of General Manager and C.O.O., Jay Jamison. Mr. Jamison is important to the Company's business and strategy and to the extent that were he to depart and is not replaced with an experienced substitute, Mr. Jamison's departure could harm Company operations, financial condition and operating results.

Uninsured and underinsured losses could harm the Company's financial condition, and results of operations.

Various types of catastrophic issues, such as losses due to wars, terrorist acts, earthquakes, floods, pollution or environmental matters, generally are either uninsurable or not economically insurable, or may be subject to insurance coverage limitations, such as large deductibles or co-payments. The resort is located on the coast of California, which has been historically at greater risk to certain acts of nature (such as severe storms, fires and earthquakes).

In the event of a catastrophic loss, the Company's insurance coverage may not be sufficient to cover the full current market value or replacement cost of lost properties. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose all or a portion of the capital invested in the resort, as well as the anticipated future revenue from the resort. In that event, the Company might nevertheless remain obligated for any notes payable or other financial obligations related to the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep the Company from using insurance proceeds to replace or renovate the resort after it has been damaged or destroyed. Under these circumstances, the insurance proceeds received might be inadequate to restore the economic position on the damaged or destroyed property.

MARKET FOR COMMON STOCK

Common stock of the Corporation is not listed through an exchange or quoted on NASDAQ or any other national quotation system. While Pismo Coast Investments, a licensed broker/dealer located at 165 South Dolliver Street, Pismo Beach, California 93449, assists shareholders by processing trades and occasionally taking positions in the Company's stock for its own account, that firm does not technically make a market in the stock, as that term is commonly understood in the securities industry. Thus, there is no true "public market" for the stock of the Company. However, through the last fiscal year the sales prices of transactions informally reported to the Company ranged from a low selling price of $27,000 to a high selling price of $32,000, with an average selling price of $29,053.85. Stock trades are reported to the Company through the licensed broker/dealer or private parties processing transfers as appropriate. The Board must act to approve all trades, which if approved, are then forwarded to the official transfer agent. No dividends were paid on common stock for Fiscal Year 2006.

(a.) The approximate number of holders of the Company's common stock on September 30, 2006 was 1,539.

(b.) The Company has paid no dividends since it was organized in 1975, and although there is no legal restriction impairing the right of the Company to pay dividends, the Company does not intend to pay dividends in the foreseeable future. The Company selects to invest its available working capital to enhance the Resort facilities.

(c.) The Company entered into an agreement with Ms. Jeanne Sousa, a California Corporations Licensed Broker, for the lease of a 200 square foot building at the Resort from which she conducts sales activities in the Company's stock. The term of the initial lease was for three years commencing on January 1, 2001, and was renewed for another four-year term on November 24, 2003. Termination or cancellation may be made by either Lessor or Lessee by giving the other party sixty days written notice.

U. S. Stock Transfer Corporation, located at 1745 Gardena Avenue, Glendale, California 91204-2991, is the official transfer agent of Pismo Coast Village, Inc.

Shareholders wishing to receive a copy of the Corporation's Annual Report to the Securities Exchange Commission on Form 10-KSB may do so, without charge, by writing to Jay Jamison, Chief Operating Officer/General Manager, at the Corporate address listed on the cover of this report.

DIRECTORS AND OFFICERS OF THE CORPORATION

HOWARD ALLARD, Director. Retired. Mr. Allard passed away in April 2006.

LOUIS BENEDICT, Director. Retired.

NANCY BRADY, Director. Retired.

KURT BRITTAIN, Director and Vice President - Secretary. Retired.

HARRY BUCHAKLIAN, Director. Retired.

DOUGLAS EUDALY, Director. Retired.

ED FIGUEROA, Director. Retired.

WILLIAM FISCHER, Director. Retired.

NORMAN GOULD, Director. Retired.

R. ELAINE HARRIS, Director. Retired.

DENNIS HEARNE, Director. Mr. Hearne serves as chairman of the board for his family's agriculture business, L. A. Hearne Company, located in the Salinas Valley. In September 2006, he was appointed to the Board to fill a vacancy created by the loss of Howard Allard.

GLENN HICKMAN, Director and Executive Vice President. Retired.

TERRIS HUGHES, Director. Mr. Hughes is an Internal Consultant for Aera Energy LLC, an oil industry company formed by Mobil Oil Corporation and Shell Oil Company.

RONALD NUNLIST, Director and Vice President - Policy. Retired.

GEORGE PAPPI, JR., Director. Mr. Pappi is employed as a fire claims representative for State Farm Insurance.

JERALD PETTIBONE, Director and President. Retired.

GARY WILLEMS, Director. Mr. Willems is a music teacher and the Director of Bands at Reedley High School.

JACK WILLIAMS, Director, Vice President - Finance, and Chief Financial Officer. Mr. Williams owns and operates a CPA practice.

CHARLES ZAHKA, Director. Retired.

OTHER OFFICERS AND KEY EMPLOYEES:

JAY JAMISON, Assistant Corporate Secretary and Chief Operating Officer/General Manager.

DESCRIPTION OF BUSINESS

The Company is engaged in only one business, namely, the ownership and operation of the recreational vehicle resort with recreational vehicle storage lots and a repair and service facility. Accordingly, all of the revenues, operating profit (loss) and identifiable assets of the Company are attributable to a single industry segment. The Company engages in no foreign operations and derives no revenues or income from export sales.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Pismo Coast Village, Inc.
Pismo Beach, California

We have audited the accompanying balance sheets of Pismo Coast Village, Inc. (a California corporation) as of September 30, 2006 and 2005, and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pismo Coast Village, Inc. as of September 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BROWN ARMSTRONG PAULDEN
McCOWN STARBUCK THORNBURGH & KEETER
ACCOUNTANCY CORPORATION

Bakersfield, California
October 27, 2006

PISMO COAST VILLAGE, INC.
BALANCE SHEETS
SEPTEMBER 30, 2006 AND 2005

	2006	2005
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,067,100	$ 1,296,196
Investment in certificate of deposit	102,484	101,033
Accounts receivable	1,724	10,322
Inventory	97,205	117,555
Current deferred taxes	58,500	52,400
Prepaid income taxes		81,700
Prepaid expenses	70,805	49,341
Total current assets	1,397,818	1,708,547
Pismo Coast Village Recreational Vehicle Resort and Related Assets - Net	9,800,858	6,734,744
Other Assets	29,275	31,620
Total Assets	$11,227,951	$ 8,474,911
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 105,253	$ 104,379
Accrued salaries and vacation	160,786	137,979
Rental deposits	613,955	533,320
Income taxes payable	37,500	
Current portion of long-term debt	28,155	
Total current liabilities	945,649	775,678
Long-Term Liabilities		
Long-term deferred taxes	266,000	270,000
N/P Santa Lucia Bank	2,135,818	
Total Liabilities	3,347,467	1,045,678
Stockholders' Equity		
Common stock - no par value, issued and outstanding 1,800 shares	5,647,708	5,647,708
Retained earnings	2,232,776	1,781,525
Total stockholders' equity	7,880,484	7,429,233
Total Liabilities and Stockholders' Equity	$11,227,951	$ 8,474,911

The accompanying notes are an integral part of these financial statements.

PISMO COAST VILLAGE, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006	2005
Income		
Resort operations	$3,919,635	$3,683,965
Retail operations	1,051,675	993,924
Total income	4,971,310	4,677,889
Costs and Expenses		
Operating expenses	3,200,343	3,035,992
Cost of goods sold	506,404	492,980
Depreciation	347,261	401,918
Total costs and expenses	4,054,008	3,930,890
Income from operations	917,302	746,999
Other Income (Expense)		
Interest/dividend income	14,797	13,181
Interest expense	(114,648)	(34,296)
Total other income (expense)	(99,851)	(21,115)
Income Before Provision for Income Taxes	817,451	725,884
Income Tax Expense	366,200	336,200
Net Income	451,251	389,684
Retained Earnings - Beginning of Year	1,781,525	1,391,841
Retained Earnings - End of Year	$2,232,776	$1,781,525
Net Income Per Share	$ 250.70	$ 216.49

The accompanying notes are an integral part of these financial statements.

PISMO COAST VILLAGE, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006	2005
Cash Flows From Operating Activities		
Net income	$ 451,251	$ 389,684
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	347,261	401,918
Deferred income tax	(10,100)	(16,000)
(Increase) decrease in accounts receivable	8,598	156
(Increase) decrease in inventory	20,350	(20,475)
(Increase) decrease in prepaid expenses	(21,464)	4,691
(Increase) decrease in prepaid income taxes	81,700	(81,700)
(Increase) in other assets	2,345	(12,659)
Increase (decrease) in accounts payable and accrued liabilities	874	30,689
Increase in accrued salaries and vacation	22,807	27,188
Increase (decrease) in rental deposits	80,635	(42,777)
Increase (decrease) in income taxes payable	37,500	(37,400)
Total adjustments	570,506	253,631
Net cash provided by operating activities	1,021,757	643,315
Cash Flows From Investing Activities		
Investment in certificate of deposit	(1,451)	(2,112)
Capital expenditures	(3,413,375)	(386,523)
Net cash used in investing activities	(3,414,826)	(388,635)
Cash Flows From Financing Activities		
Principal repayments of note payable	2,163,973	(489,908)
Net cash provided by/(used) in financing activities	2,163,973	(489,908)
Net increase (decrease) in cash and cash equivalents	(229,096)	(235,228)
Cash and Cash Equivalents - Beginning of Year	1,296,196	1,531,424
Cash and Cash Equivalents - End of Year	$1,067,100	$1,296,196
Schedule of Payments of Interest and Taxes		
Cash paid for income tax	$ 237,157	$ 437,530
Cash paid for interest	$ 114,648	$ 34,296

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Nature of Business
Pismo Coast Village, Inc. (Company) is a recreational vehicle camping resort. Its business is seasonal in nature and historically the fourth quarter, the summer, is its busiest and most profitable.

B. Inventory
Inventory has been valued at the lower of cost or market on a first-in, first-out basis. Inventory is comprised primarily of goods in the general store and parts in the RV shop.

C. Depreciation and Amortization
Depreciation of property and equipment is computed using straight line method based on the cost of the assets, less allowance for salvage value, where appropriate. Depreciation rates are based upon the following estimated useful lives:

Building and park improvements	5 to 40 years
Furniture, fixtures, equipment and leasehold improvements	3 to 31.5 years
Transportation equipment	5 to 10 years

D. Earnings Per Share
The earnings (losses) per share are based on the 1,800 shares issued and outstanding.

E. Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid investments including certificates of deposit with maturities of three months or less when purchased, to be cash equivalents.

F. Concentration of Credit Risk
At September 30, 2006, the Company had cash deposits in excess of the $100,000 federally insured limit with Santa Lucia Bank of $842,518. Santa Lucia Bank however has entered into a "contract for deposit of moneys" for $1,500,000 with the Company. This contract states that Santa Lucia Bank will keep as security for the Company's deposits up to $1,500,000 in U.S. Treasury securities with City National Bank of Beverly Hills. The Company receives statements monthly from City National Bank indicating the funds held in trust. At September 30, 2006, the Company had cash deposits in excess of the $100,000 federally insured limit with Los Padres Bank of $4,596.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

G. Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

H. Revenue and Cost Recognition
The Company's revenue is recognized on the accrual basis as earned based on the date of stay. Expenditures are recorded on the accrual basis whereby expenses are recorded when incurred, rather than when paid.

I. Advertising
The Company follows the policy of charging the costs of non-direct response advertising to expense as incurred. Advertising expense was $49,203 and $38,792 for the years ended September 30, 2006 and 2005, respectively.

NOTE 2 - PISMO COAST VILLAGE RECREATIONAL VEHICLE RESORT AND RELATED ASSETS

At September 30, 2006 and 2005, property and equipment included the following:

	2006	2005
Land	$6,911,484	$3,860,629
Building and park improvements	8,076,222	7,740,770
Furniture, fixtures, equipment and leasehold improvements	565,001	563,140
Transportation equipment	420,453	391,111
Construction in progress	75,445	79,380
	16,048,465	12,635,030
Less: accumulated depreciation	(6,247,547)	(5,900,286)
	$9,800,858	$6,734,744

NOTE 3 - LINE OF CREDIT

The Company has a revolving line of credit for $500,000 with Santa Lucia Bank, expiring March 2007. The interest rate is variable at one percent over West Coast Prime with an initial rate of 6.5 percent and an interest rate of 7.75 percent at September 30, 2006. The purpose of the line of credit is to augment operating cash needs in off-season months. There were no outstanding amounts as of September 30, 2006 or 2005.

NOTE 4 - NOTE PAYABLE

The Company secured permanent financing on the purchase of storage lot land in Arroyo Grande with Santa Lucia Bank. The loan was refinanced on April 6, 2006 and consolidated it with a note for the purchase of another storage lot in Oceano. The total loan currently outstanding is $2,163,973 and was financed over a period of ten years at a variable interest rate currently at 8.75%. The lot in Oceano was formerly leased for $4,800 per month and was purchased for $925,000. The payments are currently $20,016 per month interest and principle.

Principal payments of the note payable are as follows:

Year Ending June 30,	
2007	$28,155
2008	30,720
2009	33,519
2010	36,572
2011	39,904
Thereafter	1,995,103
	$2,163,973

NOTE 5 - COMMON STOCK

Each share of stock is intended to provide the shareholder with a maximum free use of the park for 45 days per year. If the Company is unable to generate sufficient funds from the public, the Company may be required to charge shareholders for services.

A shareholder is entitled to a pro rata share of any dividends as well as a pro rata share of the assets of the Company in the event of its liquidation or sale. The shares are personal property and do not constitute an interest in real property. The ownership of a share does not entitle the owner to any interest in any particular site or camping period.

NOTE 6 - INCOME TAXES

The provision for income taxes consists of the following components:

	2006	2005
Current:		
Federal	$294,300	$283,700
State	82,000	72,100
	376,300	355,800
Deferred:		
Federal	(11,400)	(22,900)
State	1,300	3,300
	$366,200	$336,200

The deferred tax assets (liabilities) are comprised of the following:

	2006		2005	
	Current	Long-term	Current	Long-term
Deferred tax assets:				
Federal	$ 54,700	$	$ 49,100	$
State	3,800		3,300	
Deferred tax liabilities:				
Federal		(225,700)		(231,500)
State		(40,300)		(38,500)
	$ 58,500	$(266,000)	$ 52,400	$(270,000)

The deferred tax assets (liabilities) consist of the following temporary differences:

	2006	2005
Depreciation	$(266,100)	$(269,900)
Total gross deferred tax liabilities	(266,100)	(269,900)
Vacation accrual	18,300	15,900
Federal benefit of state taxes	40,300	36,400
Total gross deferred tax assets	58,600	52,300
	$(207,500)	$(217,600)

NOTE 6 - INCOME TAXES (Continued)

The effective income tax rate varies from the statutory federal income tax rate as follows:

	2006	2005
Statutory federal income tax rate	34.0%	34.0%
Increase (decrease):		
State income taxes, net of federal benefit	6.7	6.8
Nondeductible variable costs of shareholder usage	5.2	5.9
Incremental tax due to resolution of tax audit		
Benefit from additional depreciation on prior year tax return	(1.1)	
Effective Income Tax Rate	44.8%	46.7%

NOTE 7 - OPERATING EXPENSES

Operating expenses for the years ended September 30, 2006 and 2005 consisted of the following:

	2006	2005
Administrative salaries	$ 331,462	$ 297,875
Advertising and promotion	49,203	38,792
Auto and truck expense	76,748	66,797
Bad debts	90	321
Contract services	117,746	108,826
Corporation expense	48,042	42,355
Custodial supplies	13,115	13,991
Direct labor	1,090,330	1,043,396
Employee travel and training	23,461	27,435
Equipment lease	4,814	2,881
Insurance	339,248	336,586
Miscellaneous	32,667	32,007
Office supplies and expense	49,574	52,894
Payroll tax expense	133,378	122,968
Payroll service	3,114	
Pension plan match	35,757	13,976
Professional services	67,775	68,238
Property taxes	62,109	60,880
Recreational supplies	7,756	6,786
Rent - storage lots	80,890	73,446
Repairs and maintenance	108,629	143,743
Retail operating supplies	10,618	7,733
Security	3,355	2,935
Service charges	96,394	86,187
Taxes and licenses	11,024	7,507
Telephone	32,717	31,818
Uniforms	18,805	17,543
Utilities	351,522	328,076
Total Operating Expenses	$3,200,343	$3,035,992

NOTE 8 - OPERATING LEASES

The Company leases two pieces of property to use as storage lots. One is leased under a seven year agreement made effective on March 1, 2006 providing for two months of free rent, the next four months at $3,600, with the remaining payments to be made at $4,500 per month to be increased annually beginning March 1, 2007 based on the Consumer Price Index.

The second lot is located in Oceano and is leased at $2,840 per month, with the lease expiring December 31, 2006. The lease is expected to be renewed at that time.

Future minimum lease payments under the second property lease and the obligation to lease equipment are as follows:

Year Ended September 30,	
2007	$ 62,520
2008	54000
2009	54000
2010	54000
2011	54000
Thereafter	81000
	$359,520

Rent expense under these agreements was $80,890 and $75,270 for the years ended September 30, 2006 and 2005, respectively.

NOTE 9 - EMPLOYEE RETIREMENT PLANS

The Company converted its 401(k) profit-sharing pension plan to a 401(k) safe harbor plan effective October 1, 2005. Under this plan employees working more than 1,000 hours annually are eligible for participation in the plan after one year of service. The Company matches employee contributions up to 4% of compensation. The profit sharing element of the plan is funded at the annual discretion of the Board of Directors. Employees are fully vested when their participation in the plan begins. The contribution to the pension plan, for the years ended September 30, 2006 and 2005, is $35,336 and $13,976, respectively.

NOTE 10 - SUBSEQUENT EVENTS

On November 12, 2006 there was a fire in Pismo Coast Village's maintenance building. Damage was extensive on one side of the building, including structural and contents, and the estimated loss is approximately $100,000. The Company has fire insurance and expects this coverage to be adequate to cover the building and contents.

INDEPENDENT AUDITOR'S REPORT
ON ADDITIONAL INFORMATION

To the Board of Directors and
Stockholders of Pismo Coast Village, Inc.
Pismo Beach, California

Our report on our audits of the basic financial statements of Pismo Coast Village, Inc. as of September 30, 2006 and 2005 appears on page 3. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The statements of income (unaudited) for the three months ended September 30, 2006 and 2005 are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audits of the basic financial statements, and accordingly, we express no opinion on it.

BROWN ARMSTRONG PAULDEN
McCOWN STARBUCK THORNBURGH & KEETER
ACCOUNTANCY CORPORATION

Bakersfield, California
October 27, 2006

PISMO COAST VILLAGE, INC.
STATEMENTS OF INCOME (UNAUDITED)
THREE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

	2006	2005
Income		
Resort operations	$1,325,466	$1,275,035
Retail operations	349,461	348,669
Total income	1,674,927	1,623,704
Costs and Expenses		
Operating expenses	922,754	911,763
Cost of goods sold	167,281	172,747
Depreciation	87,077	101,376
Total costs and expenses	1,177,112	1,185,886
Income from operations	497,815	437,818
Interest income	4,027	4,247
Interest expense	(51,200)	(6,958)
Loss on sale of fixed assets		
Total other income (expense)	(47,173)	(2,711)
Income Before Provision For Income Taxes	450,642	435,107
Provision for Tax Expense	202,200	202,900
Net Income	$ 248,442	$ 232,207
Earnings Per Share	$ 138.02	$ 129.00

Notice of
2007 Annual Meeting
of Shareholders
and Proxy Statement

1975  *2007*

32nd Anniversary

Pismo Coast Village, Inc.

165 S. Dolliver St., Pismo Beach, CA 93449
1-888-RV-BEACH
www.pismocoastvillage.com
rv@pismocoastvillage.com

PISMO COAST VILLAGE, INC.
165 South Dolliver Street
Pismo Beach CA 93449

IMPORTANT . . . SEND IN YOUR PROXY

It is requested that you read the enclosed materials, then date, fill and sign the enclosed Proxy and return it promptly. This will save the expense of follow-up letters, telephone calls and further solicitation.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF PISMO COAST VILLAGE, INC.

NOTICE IS HEREBY GIVEN that, pursuant to the call of the Board of Directors, an Annual Meeting of Shareholders (the "Meeting") of PISMO COAST VILLAGE, INC. (the "Company") will be held at the South County Regional Center, 800 West Branch Street, Arroyo Grande, California 93420 on January 20, 2007, at 9:00 a.m. for the purpose of considering and voting on the following matters:

1. **Election of Directors**. Electing eighteen (18) persons to the Board of Directors to serve until the 2008 Annual Meeting or until their successors are elected and have qualified. The persons nominated by the Board to serve as Directors are:

Benedict, Louis	Hearne, Dennis
Brady, Nancy	Hickman, Glenn
Brittain, Kurt	Hughes, Terris
Buchaklian, Harry	Nunlist, Ronald
Eudaly, Douglas	Pappi, Jr., George
Figueroa, Ed	Pettibone, Jerald
Fischer, William	Willems, Gary
Gould, Norman	Williams, Jack
Harris, R. Elaine	Zahka, Charles

2. **Selection of Auditor**. To vote upon a resolution of the Board of Directors of the Company to approve the selection of Brown Armstrong Paulden McCown Starbuck Thornburgh & Keeter Accountancy Corporation to serve as independent certified public accountant for the Company for Fiscal Year 2006 - 2007.

3. **Other Business**. To transact such other business as may properly come before the Meeting and any adjournments thereof.

The Board of Directors has fixed the close of business on December 1, 2006, as the record date for determination of shareholders entitled to notice of, and to vote at, the Meeting.

NOMINEES TO BOARD OF DIRECTORS FOR ELECTION AS DIRECTORS

At the Annual Meeting, a Board of Directors, consisting of 18 members, will be elected for the ensuing year. Each director will serve until the next meeting of shareholders and until his or her successor is elected and qualifies.

The Board of Directors has proposed 18 individuals for election as directors of the Company.

If the conditions which would allow cumulative voting are satisfied, the Board of Directors solicits discretionary authority to cumulate votes and unless authority to vote for a director is withheld on the Proxy card, the proxy holders will cast the votes represented by the Board of Directors' proxies for the nominees proposed by the Board of Directors and will not vote for any other nominees.

You are urged to vote in favor of each of the proposals by so indicating on the enclosed Proxy and by signing and returning the enclosed Proxy as promptly as possible, whether or not you plan to attend the Meeting in person. The enclosed Proxy is solicited by the Company's Board of Directors. Any shareholder giving a Proxy may revoke it prior to the time it is voted by notifying the Vice President - Secretary, in writing, to that effect, by filing with him a later dated Proxy, or by voting in person at the Meeting.

By Order of the Board of Directors



Kurt Brittain, Vice President - Secretary

Dated: December 20, 2006
165 South Dolliver Street
Pismo Beach, California 93449
(805) 773-5649

PISMO COAST VILLAGE, INC.
165 South Dolliver Street
Pismo Beach, California 93449

PROXY STATEMENT

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held Saturday, January 20, 2007

GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation of proxies for use at the Annual Meeting of Shareholders (the "Meeting") of Pismo Coast Village, Inc. (the "Company") to be held at the South County Regional Center, 800 West Branch Street, Arroyo Grande, California 93420, at 9:00 a.m. on Saturday, January 20, 2007, and all adjournments thereof.

It is expected that this Proxy Statement and accompanying Notice and form of proxy will be mailed to shareholders on or about December 20, 2006.

The matters to be considered and voted upon at the Meeting will include:

1. **Election of Directors**. Electing eighteen (18) persons to the Board of Directors to serve until the 2008 Annual Meeting or until their successors are elected and have qualified. The persons nominated by the Board to serve as Directors are:

Benedict, Louis	Hearne, Dennis
Brady, Nancy	Hickman, Glenn
Brittain, Kurt	Hughes, Terris
Buchaklian, Harry	Nunlist, Ronald
Eudaly, Douglas	Pappi, Jr., George
Figueroa, Ed	Pettibone, Jerald
Fischer, William	Willems, Gary
Gould, Norman	Williams, Jack
Harris, R. Elaine	Zahka, Charles

2. **Selection of Auditor.** To vote upon a resolution of the Board of Directors of the Company to approve the selection of Brown Armstrong Paulden McCown Starbuck Thornburgh & Keeter Accountancy Corporation to serve as independent certified public accountant for the Company for Fiscal Year 2006 - 2007.

3. **Other Business**. To transact such other business as may properly come before the Meeting and any adjournments thereof.

REVOCABILITY OF PROXY

A Proxy for use at the Meeting is enclosed. Any shareholder who executes and delivers such Proxy has the right to revoke it, at any time before it is exercised, by filing with the Vice President - Secretary of the Company an instrument revoking it, or a duly executed Proxy bearing a later date. In addition, the powers of the proxy holders will be revoked if the person executing the Proxy is present at the Meeting and elects to vote in person. Subject to such revocation or suspension, all shares represented by a properly executed Proxy received in time for the Meeting will be voted by the proxy holders, in accordance with the instructions on the Proxy. **IF NO INSTRUCTION IS SPECIFIED WITH REGARD TO A MATTER TO BE ACTED UPON, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF MANAGEMENT AND IN FAVOR OF SUCH MATTER.**

PERSONS MAKING THE SOLICITATION

This solicitation of Proxies is being made by the Board of Directors of the Company. The expense of preparing, assembling, printing and mailing this Proxy Statement and the material used in the solicitation of Proxies for the Meeting will be borne by the Company. It is contemplated that proxies will be solicited principally through the use of the mail, but officers, directors, and employees of the Company may solicit Proxies personally or by telephone, without receiving special compensation.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

There were issued and outstanding 1,800 shares of the Company's common stock on December 1, 2006, which has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the Meeting (the "Record Date"). Each holder of the Company's common stock will be entitled to one vote, in person or by Proxy, for each share of common stock held of record on the books of the Company as of the Record Date, on any matter submitted to the vote of the shareholders, except in the election of Directors, where cumulative voting is permitted. See "Cumulative Voting" on page 3 hereof.

The presence in person or by Proxy of the holders of 33.33% (one-third) of the outstanding shares of stock entitled to vote at the Annual Meeting will constitute a quorum for the purpose of transacting business at the Meeting.

If the enclosed Proxy is completed in the appropriate spaces, signed, dated and returned, the Proxy will be voted as specified in the Proxy. If no specification is made as to any individual matter to be acted upon, on a signed, dated and returned Proxy, it will be voted at the discretion of the proxy holders and in accordance with the recommendations of management. As to any matters properly brought before the shareholders at the Meeting which are not specifically described on the proxy, all duly signed, dated and returned proxies will be voted in accordance with the recommendations of management in such matters.

ELECTION OF DIRECTORS OF COMPANY (Proposal 1)

The Bylaws of the Company provide that the number of directors shall be eighteen (18) until changed by an amendment to the Articles of Incorporation or by the Bylaws duly adopted by the Company's shareholders. Pursuant to Section 3.2.3 of the Bylaws, in order to be elected as a Director of the Company, an individual must own at least one share of the Common Stock of the Company. At the Annual Meeting, eighteen (18) directors (the entire Board of Directors) are to be elected to serve until the next Annual Meeting of the Shareholders or until their successors are elected and qualified.

A shareholder may withhold authority for the proxy holders to vote for any one or more of the nominees identified below by so indicating on the enclosed Proxy in the manner instructed on the proxy. Unless authority to vote for the nominees is so withheld, the proxy holders will vote the proxies received by them for the election of the nominees identified below as directors of the Company. Proxy holders do not have an obligation to vote for nominees not identified on the preprinted card (that is, write-in candidates). Should any shareholder attempt to "write in" a vote for a nominee not identified on the preprinted card (and described in these proxy materials), the proxy holders will not vote the shares represented by that proxy for any such write-in candidate, but will instead vote the shares for any and all other validly indicated candidates. If any of the nominees should be unable or decline to serve, which is not now anticipated, the proxy holders shall have discretionary authority to vote for a substitute who shall be designated by the present Board of Directors to fill the vacancy. In the event that additional persons are nominated for election as directors, the proxy holders intend to vote all of the proxies received by them in such a manner, in accordance with cumulative voting, as will assure the election of as many of the nominees identified below as possible. In such event, the specific nominees to be voted for will be determined by the proxy holders, in their sole discretion.

None of the directors or executive officers of the Company were selected pursuant to any arrangement or understanding between themselves and any other individual (other than arrangements or understandings with directors or officers acting solely in their capacities as such). There is no familial relationship among any of the directors, executive officers of the Company, or the nominees for such offices, and except as noted below, none serves as directors of any company which has a class of securities registered under, or which is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 or any investment company registered under the Investment Company Act of 1940.

VOTING RIGHTS -- CUMULATIVE VOTING

All voting rights are vested in the holders of the common stock of the Company, each share being entitled to one vote, except with respect to the election of directors, as to which cumulative voting applies as described below.

California law provides that a shareholder of a California corporation, or his/her proxy, may cumulate votes in the election of Directors. That is, each shareholder may cast that number of votes equal to the number of shares owned by him/her, multiplied by the number of Directors to be elected, and he/she may cumulate such votes for a single candidate or distribute such votes among as many candidates as he/she deems appropriate.

Certain affirmative steps must be taken by the shareholders of the Company in order to be entitled to vote their shares cumulatively in the election of Directors. At the shareholders' meeting at which Directors are to be elected, no shareholder shall be entitled to cumulate votes (i.e., cast for any one or more candidates a number of votes greater than the number of the shareholder's shares) unless the candidates' names have been placed in nomination prior to the commencement of the voting and at least one shareholder has given notice prior to commencement of the voting of the shareholder's intention to cumulate votes. If any shareholder has given such notice, then every shareholder entitled to vote may cumulate votes for candidates in nomination and give one candidate a number of votes equal to the number of Directors to be elected multiplied by the number of votes to which that shareholder's shares are entitled, or distribute the shareholder's votes on the same principle among any or all of the candidates, as the shareholder thinks fit. The candidates receiving the highest number of votes, up to the number of Directors to be elected, shall be elected.

It is intended that shares represented by proxies in the accompanying form will be voted for the election of persons nominated by management. Although the Board of Directors does not know whether there will be any nominations for directors other than those nominated by management, as set forth below, if any such nomination is made, or if votes are cast for any candidates other than those nominated by the Board of Directors, the persons authorized to vote shares represented by executed proxies in the enclosed form (if authority to vote for the election of Directors or for any particular nominee is not withheld) will have full discretion and authority to vote cumulatively and allocate votes among any or all of the nominees of the Board of Directors in such order and in such numbers as they may determine in their sole discretion, provided all the above-listed requirements are met.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth as to each current Director (each of whom has been nominated for reelection as a Director of the Company at the upcoming Meeting) and as to each new nominee for office, such person's age, such person's principal occupations during the past five years, the period during which such person has served as a Director of the Company, and other pertinent information. Pursuant to California law and the Bylaws of the Company, Directors shall be elected at each Annual Meeting of the shareholders and hold office until the next Annual Meeting. All of the nominees, except as designated, were elected as Directors of the Company at the 2006 Annual Meeting of the Company's Shareholders. The following table also sets forth such information as to the executive officers of the Company (each of whom also currently serves as a Director) and other key employees. Each of the executive officers of the Company is appointed by and serves at the pleasure of the Board.

LOUIS BENEDICT, Director Age 79

Louis Benedict served in the U. S. Navy from 1944 to 1946, and again during the Korean War, from 1952 to 1953. He attended the University of Southern California, majoring in electrical engineering, and following that earned a B. S. degree in electrical engineering at the University of Colorado. Mr. Benedict was employed from 1957 to 1962 as a project engineering manager with Lockheed Missiles and Space, from 1962 to 1964 as a vice president with William A. Revelle Corporation, and from 1964 to 1966 as an engineering section manager with Lockheed Missiles and Space. From 1966 to 1975 he was employed as the director of subcontract administration with Litton Industries, from 1975 to 1994 as vice president of contract administration for Datametrics Corporation, and from 1994 until his retirement in 1998 as a consultant in the field of U. S. defense contracts administration. Mr. Benedict has served on the Board of Directors since November 2002.

NANCY BRADY, Director Age 64

Nancy Brady was employed most recently as the operations manager for Walter Mortensen Insurance from 1991 to 2002. Prior to that time, she and her husband owned their own insurance agency. She holds the CPCU (Chartered Property and Casualty Underwriter) designation along with the ARM (Associate in Risk Management) degree. She is currently serving on the Board of Directors for both the Stockdale Women's Organization and the Child Guidance Guild of Bakersfield. Mrs. Brady has served on the Board of Directors since November 2003.

KURT BRITTAIN, Director and Vice President - Secretary Age 76

After his Marine Corps service, Mr. Brittain was employed for more than thirty-three years by Orange County, California, prior to his retirement in 1986. His background includes public works, flood control and manager of the county's harbors, beaches and parks system. He was in charge of three harbors, seven beaches and more than twenty-six parks, three of which were camping parks. He has completed extension courses in business administration, management, recreation and real estate. Mr. Brittain has been a member of the Board from March 1990 to July 1999 and from January 2002 to present, serving one year as Vice President - Administration and five years as Executive Vice President. He is currently serving a fifth year as Vice President - Secretary.

HARRY BUCHAKLIAN, Director Age 74

Harry Buchaklian has a B.A. degree from C.S.U.F. in industrial arts, and a secondary level teaching credential in laboratory electronics and small engine repair. His career included employment as an assistant manager with Western Auto Stores, electronics instructor at Fresno Technical College and technical supervisor for Sears Roebuck. He retired from Sears Roebuck in 1994. He has been a member of the Board from March 1981 to January 1992 and from September 1995 to present, serving one year as Executive Vice President, and as a chairman of the Policy and Audit Committees.

DOUGLAS EUDALY, Director Age 75

Douglas Eudaly has an associate of arts degree from Fresno City College in elementary education, and a bachelor's degree in elementary education from Fresno State College. He has done doctoral studies at Nova University in Ft. Lauderdale, Florida, and received a Ph.D. from Clayton Theological Institute in Clayton, California. Dr. Eudaly holds life teaching credentials for elementary and junior high schools, and administrative credentials for preschool through adult school. He retired from the Fresno Unified School District in 1991 with thirty-one years of service credit--the last five years as program director for the Disability Awareness Program. Dr. Eudaly was president of the Fresno Teachers' Association in 1970-1971, as well as chairman of the district's negotiating council and served one term as chief negotiator. He has served three years as president of the board of directors for Friendship Center for the Blind, and as chairman of several advisory committees for food banks and other nonprofit organizations. He served more than three years as the deacon chair at the Evangelical Free Church of Fresno. Dr. Eudaly has served on the Board since January 2002.

ED FIGUEROA, Director Age 63

Mr. Figueroa majored in aeronautics at Reedley College and obtained his airframe & power plant license in 1964. In 1970 he started working in the heating and air-conditioning field as a service manager and service technician with Jack's Refrigeration, Inc. Mr. Figueroa purchased the company in 1993, and managed the business until his retirement in December 2004. Mr. Figueroa continues to have a C-20 contractor's license, specializing in custom residential and design-built commercial heating and air-conditioning systems. His company also specialized in sheet metal fabricating and installation and service repairs on commercial and residential systems. Mr. Figueroa has served on the Board since November 2003.

WILLIAM FISCHER, Director Age 72

William (Bill) Fischer has been married fifty years and served in the U. S. Air Force during the Korean War. He is a graduate of California State University, Northridge, with a B. S. degree in accounting. He worked in the aerospace, entertainment and public utility industries until 1969 when he was hired by Getty Oil Company's corporate office as an accounting supervisor. Texaco, Inc. acquired Getty Oil in 1985, and he was promoted to Manager of Benefits Plan's Accounting. Mr. Fischer was responsible for the Savings/Thrift, 401-K, and ESOP Plans administration until 1989 when he elected early retirement. He then went into residential real estate and was a financial consultant to various companies until 2003, and has an active real estate broker license. He is a member of the Veterans of Foreign Wars, Elks, Moose, and Knights of Columbus organizations. He looks forward to contributing his financial and real estate backgrounds to the Board. Mr. Fischer has been on the Board since January 2002.

NORMAN GOULD, Director Age 87

Norman Gould has a B.A. in education and an M.A. in administration. His occupation prior to retirement in 1987 was as the superintendent of schools for Madera County. He was a member of the board of directors of Kingsview, Inc. from 1968 to 1980 and held the positions of vice chairman and chairman of the board, and serves on the board of directors of Valley Teen Ranch, Inc. Mr. Gould is currently president of the California Retired Teachers Foundation, a nonprofit corporation. He has been a member of the Board from March 1976 to March 1991 and from March 1993 to present, serving nine years as President, one year as Treasurer and two years as Secretary.

R. ELAINE HARRIS, Director Age 68

R. Elaine Harris retired in 1990 from Pacific Telephone with thirty-one years service, starting in the business office, then advancing to facility administrator the last ten years of that time. She was active with the Jaycettes Club and has worked on several political campaigns. She is now enjoying retirement and feels very blessed serving on the Board since January 2000. She is looking forward to continuing serving the shareholders.

DENNIS HEARNE, Director Age 68

Dennis Hearne holds an A.A. degree in business administration from Hartnell Junior College. He served two years in the Navy. Prior to retirement, he was employed in a family agriculture business, L. A. Hearne Company, located in the Salinas Valley for thirty-seven years, and presently serves as the company's chairman of the board. Mr. Hearne has also served on the board of directors of the California Crop Improvement Association in Sacramento and the California Crop Improvement Association in Davis. He is a member of Knights of Columbus; serving as treasurer and financial secretary for fifteen years. Mr. Hearne is a volunteer fireman with thirty years service in King City, and is the fire department's treasurer. He has been a member of the Board of Directors since September 2006.

GLENN HICKMAN, Director and Executive Vice President Age 73
Glenn Hickman has a B.A. in business and a secondary teaching credential from Fresno State University. His occupation prior to retirement in 1995 was as a financial analyst and office supervisor for Cal Resources, a subsidiary of Shell Oil Company. Mr. Hickman has been a member of the Board since July 1999 and is currently serving a fifth year as Executive Vice President.

TERRIS HUGHES, Director Age 57
Terris (Terry) Hughes holds an A.A. degree from Bakersfield Junior College in police science. He was employed by Cal Resources LLC for twenty-three years, from 1973 to 1997, holding the position of senior training technician for the last ten years of that time. He is currently employed as an internal consultant for Aera Energy LLC, an oil industry company formed in 1997 between the Shell Oil and Mobil Oil Corporations. His duties are to serve as a behavior base safety advisor and provide safety training to Aera Energy LLC employees. Mr. Hughes has been a member of the Board since January 1996 and served one year as Vice President - Policy.

RONALD NUNLIST, Director and Vice President - Policy Age 68
Ronald Nunlist was employed in the oil business for many years. From 1995 to 1997 he was employed as an operations foreman by Cal Resources LLC, an oil industry company owned by Shell Oil Corporation. From 1997 until his retirement in 1999, Mr. Nunlist was employed as a logistics specialist by Aera Energy LLC, an oil industry company formed between the Shell Oil and Mobil Oil Corporations. He has been a member of the Board since January 1986, serving five years as President, and is currently serving a fifth year as Vice President - Policy.

GEORGE PAPPI, JR., Director Age 44
Mr. Pappi's current occupation is as a fire claims representative for State Farm Insurance. Other positions held during his eighteen years of employment with State Farm Insurance include office manager, property and bodily injury adjustor, fire and casualty (with extensive construction background), risk management and commercial insurance. He graduated from Cal Poly Pomona with a B.S. in management and human resources. He resides in La Verne, California and is actively involved in local community and church activities and the United Way organization. Mr. Pappi has been a member of the Board of Directors since January 2004.

JERALD PETTIBONE, Director and President Age 80
Jerry Pettibone sold and retired from his company, Pettibone Signs, in Santa Cruz in 1988. He started the company which operated statewide in 1960. Active in trade associations, he served on the board of directors of the National Electric Sign Association, and on the board of directors of the World Sign Association, serving as national president in 1985 and 1986. He served on the board of directors of the California Electric Sign Association for twenty-two years and was elected a director emeritus. He has been a member of the Board since January 1993, including three years as Chief Financial Officer, and is currently serving a tenth year as President.

GARY WILLEMS, Director Age 52

Gary Willems holds a B.A. degree in music education and a California life teaching credential from Fresno Pacific University. Mr. Willems has been teaching music since 1977, and since 1985 has been the director of bands at Reedley High School. He is an active member of the California Band Directors' Association and is the past president of Fresno and Madera counties' Music Educators' Association. Mr. Willems has served on the Board of Directors since January 2001.

JACK WILLIAMS, Director, Chief Financial Officer and Vice President - Finance Age 56

Mr. Williams graduated from San Diego State University in 1974 with a B.S. in accounting. Following that, he has been employed in the field of accounting in a variety of industries, including agriculture, construction, heavy equipment sales, and manufacturing. He was employed as a financial analyst by Texaco Oil Corporation in the Bakersfield area from 1997 until 1999, and as Chief Financial Officer for Goodwill Industries of South-Central California from March 2000 to November 2004. Mr. Williams was an interim-controller for Diversified Utilities Services, a position he held from April 2005 to December 2005. He established his own C.P.A. practice in 1983, which he continues to own and operate. Mr. Williams has been a member of the Board since January 1995, and is currently serving a tenth year as Chief Financial Officer and Vice President - Finance.

CHARLES ZAHKA, Director Age 80

Charles Zahka retired as vice president of the Broadway Department Stores in 1990 after twenty years. Following that, he served as a private management consultant until he opted for full retirement in 2005. Mr. Zahka is president of the Stroke Association of Southern California and vice chairman of the Better Business Bureau of the Southland. He has been a member of the Board since March 1988, and has served one year as Secretary and one year as President.

The Board of Directors has no reason to believe that any of the nominees listed above will not be available to serve. However, if any nominee should become unable or unwilling to serve, the shares represented by proxies given to management pursuant hereto will be voted as management may recommend.

OTHER OFFICERS AND KEY EMPLOYEES:

JAY JAMISON, Assistant Corporate Secretary and
Chief Operating Officer/General Manager Age 53

Jay Jamison has been employed by the Company since June 1997 as General Manager and serves as Assistant Corporate Secretary. In May 2005, the Board changed his title to Chief Operating Officer/General Manager. He has a B. S. degree in Agricultural Management from Cal Poly San Luis Obispo, graduating in 1976. Mr. Jamison was raised on his family's guest ranch, Rancho Oso, in Santa Barbara County, which included a recreational vehicle park, resident summer camp, equestrian facilities and numerous resort amenities. He worked on the ranch throughout his childhood and after college. The family business was sold in 1983, at which time Mr. Jamison was hired by Thousand Trails, Inc., a private membership resort, as a Resort Operations Manager. His last ten years at Thousand Trails were spent managing a 200-acre, 518-site, full-service resort near Hollister, California. He also managed Thousand Trails resorts in Acton and Idyllwild in Southern California. Prior to his employment with the Company, Mr. Jamison was a General Manager with Skycrest Enterprises in Redding and managed Sugarloaf Marina and Resort on Lake Shasta in Northern California between January 1995 and June 1997. He is a member of the Resort and Commercial Recreation Association and is also a member of the American Quarter Horse Association. Mr. Jamison was appointed to and has served as a commissioner on the Pismo Beach Conference and Visitors Bureau since February 1998, and since August 1999 has served as Chair. At the National Association of RV Parks and Campground's Annual Convention in November 1999, Mr. Jamison was appointed to the ARVC Board of Directors representing the ten western states. At the 2001 Annual Convention, he was elected Treasurer of the National Association, a position he held until he termed out December 2005. In June of 2002, Mr. Jamison was installed as a Director on the Board for the San Luis Obispo County Chapter of the American Red Cross, and in June 2006 was elected Board Chairman. In February 2006, Mr. Jamison was elected to serve as a commissioner on the California Travel and Tourism Commission, which markets California to potential domestic and international visitors.

THE COMPANY'S DIRECTOR NOMINATIONS PROCESS

Nominating Committee: The Company has a standing Nominating Committee whose task it is to actively seek out and consider potential candidates for office on the Board of Directors. The Nominating Committee does not have a formal charter, but operates under the direction and authority of the Board as a whole, pursuant to Committee Procedures adopted by the Board.

Director Nominations: The Nominating Committee will consider as a candidate any existing director of the Company who has indicated to the Nominating Committee that he or she is willing to stand for reelection, as well as any other interested shareholder who provides the required information and displays the qualifications and skills to effectively represent the best interests of all shareholders within the specified time requirements. Under no circumstances will the Nominating Committee evaluate any nominee pursuant to a process substantially different than that used for the other nominees for the same election or appointment of directors. Shareholder recommendations are treated identically with all other candidate recommendations.

The Nominating Committee solicits director candidates by word-of-mouth and through the Corporate Newsletter. The candidates are interviewed by two or more members of the Nominating Committee, who then compile a list from which future candidates may be chosen for board member nominees. In addition, the Nominating Committee reviews the attendance and contributions of the present seated board members. After completing this evaluation, a list of eighteen potential nominees is selected and presented to the full board for approval and placed on the proxy card for the annual election.

Independence of Nominating Committee: Of the three directors serving on the Nominating Committee during 2006, William Fischer, Douglas Eudaly and Ed Figueroa, Messrs. Fischer, Eudaly and Figueroa are all deemed "independent" directors, pursuant to standards of independence promulgated by the NASD [NASD Rule 4200(a)(15)].

Nominees Proposed by Committee: The Nominating Committee recommended for nomination each of the candidates described above. Each of those nominees were prior directors standing for reelection and approved for inclusion on the recommended slate of director nominees at the Board of Directors' meeting held November 11, 2006.

COMMITTEES OF THE BOARD OF DIRECTORS

The only standing committees of the Company during 2006 were the Nominating Committee, Audit Committee, Personnel and Compensation Committee, Finance Committee, Policy Committee, Environmental, Health and Safety Advisory Committee, and the Executive Committee.

The Nominating Committee, which considers the qualifications and the composition of the Board of Directors of the Company, was elected at a meeting of the Board of Directors held January 21, 2006, and consisted of the following members: William Fischer, Chairperson, Douglas Eudaly and Ed Figueroa. Pursuant to the policies and procedures adopted by the Board of Directors, the Nominating Committee considers nominees recommended by shareholders. The Nominating Committee met six times during 2006 and submitted its recommendations for nominations at the upcoming Annual Meeting.

Individuals wishing to be considered as nominees for membership on the Board of Directors for Fiscal Year 2008, or wishing to nominate an individual for membership on the Board, are requested to notify the committee in writing, delivered to the principal office of the Company. The Nominating Committee will deliver, or will cause to be delivered to a potential nominee, material for use by the potential nominee in submitting specific data, including personal history and professional skills. The resume, a questionnaire, and a statement by or on behalf of a potential nominee should be submitted on or before September 1, 2007, in order to be considered by the Committee.

The Audit Committee of the Board of Directors consisted of Glenn Hickman, Chairman, Ed Figueroa, William Fischer, and Norman Gould. The functions of the Audit Committee include coordinating with the Company's independent accountants in the preparation of annual financial reports and audits; reviewing actions to be taken to comply with the auditor's recommendations to management; and performing random reviews of selected accounting procedures of the Company. The Audit Committee met five times during 2006.

Independence of Audit Committee: Of the five directors serving on the Audit Committee during 2006, listed above, all except Glenn Hickman, the Chairman, are deemed "independent" directors, pursuant to standards of independence promulgated by the NASD [NASD Rule 4200(a)(15)]. Mr. Hickman is not deemed independent, by reason of his uncompensated service as an executive officer of the Company.

The Personnel and Compensation Committee consists of Jerald Pettibone, Chair, Kurt Brittain, Terris Hughes, Jack Williams and Charles Zahka. The functions of the Personnel and Compensation Committee include negotiating an employment contract with the Chief Operating Officer/General Manager, review of his goals and objectives and setting compensation for major staff. The Committee met four times during 2006.

The Finance Committee consisted of Jack Williams, Chairman, Howard Allard, Nancy Brady, Gary Willems and Charles Zahka. Committee member Howard Allard passed away in April 2006, and, at the Board of Directors meeting held May 20, 2006, George Pappi, Jr., was appointed to fill the vacancy on this committee. The functions of the Finance Committee include reviewing the Company's financial statements, drafting a three-year forecast of finances, drafting a one-year budget, prioritizing capital expenditures, monitoring the completion of capitalized projects, recommending changes in rate schedules, and submitting an annual report to the shareholders of the financial condition of the Corporation. The Finance Committee met five times during 2006.

The Policy Committee consists of Ronald Nunlist, Chairman, Louis Benedict, Douglas Eudaly, Norman Gould, Terris Hughes, and George Pappi, Jr. The functions of the Policy Committee include reviewing and recommending changes in the Shareholders' Information Manual and Calendar, reviewing and recommending changes in the Resort's occupancy rules and regulations, updating and recommending changes in the employee handbook, and implementing Board policy and procedures. The Policy Committee met five times during 2006.

The Environmental, Health and Safety Advisory Committee consisted of R. Elaine Harris, Chairman, Harry Buchaklian, and Dennis Hearne. Mr. Hearne was appointed to the committee in September 2006. The functions of the Environmental, Health and Safety Advisory Committee include performing environmental-related duties, safety reviews, and giving recommendations to the President and Chief Operating Officer/General Manager on matters relative to environmental and safety concerns. The Environmental, Health and Safety Advisory Committee met five times during 2006.

The Executive Committee consists of Jerald Pettibone, Chairman, Glenn Hickman, Kurt Brittain, Ronald Nunlist, and Jack Williams. The functions of the Executive Committee include reviewing the monthly business with the Chief Operating Officer/General Manager, as well as the current financial statement. The Executive Committee met twice during 2006.

The full Board of Directors met six times during 2006. One director, Norman Gould, attended fewer than 75% of the total number of meetings of the Board and of the committees of which he is a member.

Although Board members are not required to attend the Annual Meeting of Shareholders as a matter of policy, directors regularly attend the Annual Meeting unless personal circumstances do not so permit. With the exception of Mr. Hearne who was appointed to the Board at the Board meeting held September 16, 2006, all incumbent directors attended last year's Annual Meeting of Shareholders.

AUDIT COMMITTEE REPORT

The following Audit Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filings under the Securities Act of 1933 or the Securities Act of 1934, except to the extent we specifically incorporate this Report by reference.

The Audit Committee reports to the Board of Directors and is responsible for overseeing and monitoring financial accounting and reporting, the system of internal controls established by management and the audit process of Pismo Coast Village.

The Audit Committee Charter adopted by the Board sets out responsibilities, authority and specific duties of the Audit Committee. A copy of the Audit Committee Charter is attached to this Proxy Statement as Appendix A.

The Audit Committee has reviewed and discussed the audited financial statements with management.

The Audit Committee has discussed with representatives of independent auditor, Brown Armstrong Paulden McCown Starbuck Thornburgh & Keeter Accountancy Corporation, matters required by SAS 61 regulations.

The Audit Committee has received the written disclosures and the letter from the independent accountants, Brown Armstrong Paulden McCown Starbuck Thornburgh & Keeter Accountancy Corporation, required by Independence Standards Board Standard No. 1 and has discussed with the independent accountants the independent accountant's independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's annual report.

The Audit Committee members were Glenn Hickman, Ed Figueroa, William Fischer and Norman Gould.

COMMON STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information concerning the ownership of the Company's Common Stock as of December 1, 2006 by each director and by all directors and executive officers as a group.

BOARD MEMBER	ADDRESS	NUMBER OF SHARES	PERCENT OF CLASS
Louis Benedict	20955 De Mina Street Woodland Hills CA 91364	1 Share	0.056%
Nancy Brady	8808 O'Meara Court Bakersfield CA 93311	1 Share	0.056%
Kurt Brittain	12105 Center Avenue San Martin CA 95046	2 Shares	0.111%
Harry Buchaklian	1361 East Ticonderoga Drive Fresno CA 93720	1 Share	0.056%
Douglas Eudaly	3918 North Carruth Avenue Fresno CA 93705	6 Shares	0.333%
Ed Figueroa	23157 East South Avenue Reedley CA 93654	2 Shares	0.111%
William Fischer	1947 Sienna Lane Simi Valley CA 93065	1 Share	0.056%
Norman Gould	10597 Road 30 Madera CA 93637	1 Share	0.056%
R. Elaine Harris	3418 El Potrero Lane Bakersfield CA 93304	4 Shares	0.222%

BOARD MEMBER	ADDRESS	NUMBER OF SHARES	PERCENT OF CLASS
Dennis Hearne	45075 Merritt Street King City CA 93930	2 Shares	0.111%
Glenn Hickman	3584 West Wathen Avenue Fresno CA 93711	1 Share	0.056%
Terris Hughes	2426 Sunset Street Wasco CA 93280	1 Share	0.056%
Ronald Nunlist	1105 Minter Avenue Shafter CA 93263	4 Shares	0.222%
George Pappi, Jr.	5728 Via De Mansion La Verne CA 91750	1 Share	0.056%
Jerald Pettibone	4179 Court Drive Santa Cruz CA 95062	2 Shares	0.111%
Gary Willems	479 South Oak Drive Reedley CA 93654	2 Shares	0.111%
Jack Williams	7801 Revelstoke Way Bakersfield CA 93309	1 Share	0.056%
Charles Zahka	6300 Alonzo Avenue Encino CA 91316	1 Share	0.056%
All Officers and Directors as a Group		34 Shares	1.889%

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Directors receive no compensation for serving on the Board. Directors are permitted the use of a recreational site at the Resort for each day of board meetings and/or committee meetings during their tenure as a member of the Board of Directors. Directors also may be reimbursed for traveling expenses related to such meetings at reasonable rates. Executive officers, other than officers who are employees, received no additional compensation of any nature. Specifically, the Chief Executive Officer (President) is not a compensated employee.

The following table shows the salary and bonus paid by the Company to Jay Jamison, Chief Operating Officer/General Manager and Assistant Corporate Secretary for the fiscal years ending September 30, 2006 and September 30, 2005. No other employee received compensation exceeding $100,000 during the last three fiscal years.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus
Jay Jamison, Chief Operating Officer/General Manager and Assistant Corporate Secretary	2006 2005 2004	$110,000 $ 90,000 N/A	$24,200 $22,500 N/A

The Company has no outstanding options, warrants or rights to purchase any of its securities, whether held by Directors, officers or any other persons. Nor does the Company have any outstanding loans or other indebtedness to any Director or officer. Since the beginning of the fiscal year, the Company has not entered into nor does it propose to enter into any transactions of a material nature with any officer or director or any corporation or other business entity in which any officer or director may have an economic interest.

SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS (Proposal 2)

As reported by the Company on Form 8-K dated July 5, 2005, the Audit Committee of the Board of Directors selected the firm of Brown Armstrong Paulden McCown Starbuck Thornburgh & Keeter Accountancy ("Brown Armstrong") Corporation to replace the firm of Glenn, Burdette, Phillips, and Bryson ("GBPB"). The firm of Brown Armstrong served as independent certified public accountants for the Company for its fiscal year ended September 30, 2006, and this firm has been selected to serve as the Company's accountants for Fiscal Year 2007.

Audit services performed by Brown Armstrong for the year ended September 30, 2006, consisted of examination of the financial statements of the Company, certain services related to filings with the Securities and Exchange Commission, and consultation on matters related to accounting and financial reporting. All such services were approved by the Board of Directors, which has determined the firm of Brown Armstrong to be fully independent of the operations of the Company.

(1) AUDIT FEES
The Company's auditor (Brown Armstrong), for the fiscal year ended September 30, 2006, billed the Company an aggregate of $27,735 for professional services rendered in connection with their audit of the Company's financial statements. The Company also paid Brown Armstrong $9,000 for their review of the quarterly report for the periods ending 12/31/05, 3/31/06, and 6/30/06. In addition, GBPB billed the Company an aggregate of $14,260 for their compilation of the Company's quarterly financial statements ending 12/31/05, 3/31/06, and 6/30/06, during Fiscal Year 2006.

The Company's auditor (Brown Armstrong), for the fiscal year ended September 30, 2005, billed the Company an aggregate of $25,000 for professional services rendered in connection with their audit of the Company's financial statements. The Company also paid Brown Armstrong $3,000 for their review of the quarterly report for the period ending 6/30/05. In addition, GBPB billed the Company an aggregate of $14,000 for their review of the Company's quarterly reports on Form 10-QSB ending 12/31/04 and 3/31/05 during Fiscal Year 2005.

(2) AUDIT-RELATED FEES
The Company paid no audit-related fees for services reasonably related to performance of the audit or review of the Company's financial statements for the fiscal years ending September 30, 2006 and September 30, 2005.

(3) TAX FEES
For the fiscal year ended September 30, 2006, the Company paid GBPB $4,991 for tax fees consisting of tax planning, consulting, and tax return review.

(4) ALL OTHER FEES
GBPB billed the Company an additional $2,936 for professional services rendered during Fiscal Year 2006 for services not otherwise described above. Brown Armstrong billed the Company an additional $2,240 for professional services rendered during Fiscal 2006 for services not otherwise described above. All other fees related to services traditionally provided by auditors, including work performed in connection with income tax services, were compatible with GBPB's and Brown Armstrong's independence.

(5) AUDIT COMMITTEE'S PREAPPROVAL POLICIES AND PROCEDURES
For the fiscal years ending September 30, 2006 and September 30, 2005, all audit related services, tax services and other services were pre-approved by the Audit Committee, which concluded that the provision of such services by Brown Armstrong and GBPB were compatible with the maintenance of that firm's independence in the conduct of its auditing function.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Company Board of Directors recommends that the shareholders approve the selection of Brown Armstrong Paulden McCown Starbuck Thornburgh & Keeter Accountancy Corporation to serve as certified independent public accountants for the Company for Fiscal Year 2006 - 2007. The affirmative vote of a majority of shares voted will be required to approve this action.

SHAREHOLDER COMMUNICATIONS

Shareholders desiring to send communications to the Board of Directors on any matter of concern may submit correspondence addressed to: Board of Directors, Pismo Coast Village, 165 South Dolliver Street, Pismo Beach CA 93449, c/o Mr. Jay Jamison, Chief Operating Officer/General Manager.

SHAREHOLDER PROPOSALS

The deadline for shareholders to submit proposals to be considered for inclusion in the Proxy Statement for the Company at the Company's 2008 Annual Shareholders' Meeting is August 10, 2007. Shareholder proposals submitted other than in accordance with the foregoing will not be considered timely presented for consideration at the annual meeting if notice thereof is given after October 26, 2007.

LEGAL PROCEEDINGS

No pending legal proceedings against the Company other than routine litigation incidental to business.

OTHER BUSINESS

Management does not know of any matters to be presented at the Meeting, other than those set forth above. However, if other matters come before the Meeting, it is the intention of the persons named in the accompanying Proxy to vote the Proxy in accordance with the recommendations of Management on such matters, and discretionary authority to do so is included in the Proxy.

NOTICE OF AVAILABILITY OF MATERIAL

THE COMPANY WILL PROVIDE WITHOUT CHARGE TO THE SHAREHOLDERS OF RECORD ON DECEMBER 1, 2006, THE RECORD DATE FOR ELIGIBILITY TO VOTE AT THE ANNUAL MEETING, A COPY OF THE COMPANY'S FORM 10-KSB REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2006, WHICH HAS BEEN FILED UNDER THE SECURITIES AND EXCHANGE ACT OF 1934. THE COMPANY'S ANNUAL REPORT TO SHAREHOLDERS IS BEING DELIVERED TO SHAREHOLDERS HEREWITH.

All written requests for the Company's Form 10-KSB report should be addressed to:

Mr. Jay Jamison, Chief Operating Officer/General Manager
Pismo Coast Village, Inc.
165 South Dolliver Street
Pismo Beach, California 93449

PLEASE RETURN YOUR PROXIES

SHAREHOLDERS ARE REQUESTED TO VOTE, DATE, SIGN AND RETURN PROMPTLY THE ENCLOSED PROXY WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING. A RETURN, SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES. PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. YOU MAY, WITHOUT AFFECTING ANY VOTE PREVIOUSLY TAKEN, REVOKE YOUR PROXY BY A LATER PROXY FILED WITH THE VICE PRESIDENT - SECRETARY OF THE COMPANY OR BY FILING WRITTEN NOTICE OF REVOCATION WITH THE VICE PRESIDENT - SECRETARY OF THE COMPANY. ATTENDANCE AT THE MEETING WILL NOT IN AND OF ITSELF REVOKE A PROXY. IF YOU ATTEND THE MEETING, YOU MAY REVOKE THE PROXY BY ADVISING THE INSPECTOR OF ELECTIONS THAT YOU ELECT TO VOTE IN PERSON.

PISMO COAST VILLAGE, INC.

Date: December 20, 2006

By 

Jerald Pettibone, President

APPENDIX A

Audit Committee Responsibilities

1. External Auditor
   a. Recommend auditing firm
   b. Recommend renewing or terminating existing firm
   c. Review compensation, terms of engagement and independence
2. Audits
   a. Review external audits and management's response
   b. Review internal audits
3. Financial Statements
   a. Review financial statements
   b. Review any disputes between auditor and management about preparation of financial statements
   c. Consider major changes or questions regarding appropriate auditing and accounting principles and practices to be followed when preparing the corporate financial statement
   d. Review procedures of the Corporation to prepare published financial statements and related management commentaries
4. Survey corporate assets
5. Other Duties
   a. Consult with external and internal auditors about the adequacy of financial controls to assure that the Corporation's publicly reported financial statements are presented fairly in conformity with generally accepted accounting principles.
   b. Meet periodically with management to review the Corporation's financial risk exposure.
   c. Report to the Board, findings as necessary.
   d. Audit the internal procedures of maintaining the assets of the Corporation and their inventories.
   e. Perform other duties as requested by the Board and/or President.